Exhibit (h)(xxi)

INVESTMENT ADVISORY FEE WAIVER AGREEMENT

This INVESTMENT ADVISORY FEE WAIVER AGREEMENT is made as of this 22nd day of May 2024 between Datum One Series Trust, a Massachusetts business trust (the “Trust”) and Brandes Investment Partners, L.P., a Delaware limited partnership (hereinafter called the “Advisor”).

WHEREAS, the parties hereto have entered into an Investment Management Agreement dated May 1, 2024 (the “Investment Management Agreement”), pursuant to which the Advisor agrees to provide, or arrange for the provision of, investment advisory and management services to the Trust; and

WHEREAS, the Trust and the Advisor have entered into an Expense Limitation Agreement dated May 1, 2024 (the “Expense Limitation Agreement”), pursuant to which the Advisor agrees to limit the annual operating expenses of each series of the Trust including the Brandes Core Plus Fixed Income Fund (the “Fund”);

WHEREAS, pursuant to the Expense Limitation Agreement, the Trust and the Advisor have agreed to limit the annual operating expenses for each of the Fund’s share classes (each an “Expense Cap”); and

WHEREAS, in order to ensure that the Expense Caps do not result in a different net investment advisory fee for each share class, the Trust and the Advisor agree to waive a portion of the Fund’s investment advisory fee;

NOW, THEREFORE, the parties hereto agree as follows:

1. Limit on Investment Advisory fees. The Advisor agrees to limit the investment advisory fees of each class of the Fund to the respective annual rate specified for that class in Appendix A of this Agreement (each a “Fee Waiver”) by waiving a portion of the Investment Advisory fee.

2. Recoupment Balance. It is the intention of the parties that the Advisor may recoup amounts waived of the investment advisory fee provided that the following conditions are met: Any investment advisory fee reduction by the Advisor pursuant to this Agreement (hereafter, a “subsidy”) may be reimbursed by the Fund to the Advisor within the 36 months following the month in which the subsidy relates if the total expenses of that class for that period do not exceed the Expense Cap in effect at the time the subsidies were incurred or any more restrictive limitation to which the Advisor has agreed (subsidies available for reimbursement to the Advisor under this paragraph with respect to the Fund are collectively referred to as the “Recoupment Balance”) and the Board of Trustees of the Trust approves the reimbursement. The Advisor generally shall seek reimbursement with respect to the Fund on a rolling 36-month basis whereby the oldest subsidies are recouped first. The Advisor shall not request or receive reimbursement of the Recoupment Balance with respect to the Fund before payment of the investment advisory fees of the relevant class of the Fund for the current year. The Advisor agrees not to request or seek reimbursement of subsidized Investment Advisory fees that are no longer eligible for reimbursement.

It is understood that any recoupment of the investment advisory fee as described above may be made either pursuant to the Expense Limitation Agreement or this Investment Advisory Fee Waiver Agreement.

3. Term. This Agreement shall become effective on the date specified herein and shall remain in effect until July 15, 2026 and shall continue in effect thereafter for additional one-year periods so long as such continuation is approved at least annually by the Advisor and the Board of Trustees of the Trust.

4. Termination. This Agreement may be terminated at any time by the Board of Trustees of the Trust upon sixty (60) days’ written notice to the Advisor without payment of any penalty and shall automatically terminate upon the termination of the Investment Advisory Agreement with respect to the Fund.

5. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction of effect.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Massachusetts without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DATUM ONE SERIES TRUST		BRANDES INVESTMENT PARTNERS, L.P.

By	/s/ Barbara J. Nelligan	By	/s/ Oliver Murray
Name:	Barbara J. Nelligan	Name:	Oliver Murray
Title:	President	Title:	Chief Executive Officer

SCHEDULE A

Brandes Investment Trust

Investment Advisory Fee Waiver Agreement

The annualized Investment Advisory Fee of each class of the Brandes Core Plus Fixed Income Fund will be limited to the annual rate of average daily net assets shown below:

Investment Advisory Fees
Fund	Class A	Class I	Class R6
Brandes Core Plus Fixed Income Fund	0.30%	0.30%	0.30%